Alta Equipment Group Inc.

13211 Merriman Road

Livonia, MI 48150

May 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alta Equipment Group Inc. Registration Statement on Form S-3 Filed March 23, 2023 File No. 333-270809 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alta Equipment Group Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above referenced Registration Statement, so that it may become effective at 4:00 p.m., Eastern time, on May 3, 2023, or as soon thereafter as practicable.

If you have any questions or require additional information, please contact Joel Rubinstein of White & Case LLP at (212) 819-7642. Thank you for your assistance and cooperation in this matter.

Very truly yours, ALTA EQUIPMENT GROUP INC.

By:	/s/ Anthony Colucci
Name: Anthony Colucci Title: Principal Financial Officer

Cc: Joel Rubinstein, White & Case LLP

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